082-04979

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

09047367

São Paulo, November 3, 2009.

SEC Mail Processing
Section

NOV 16 2009

Washington, DC
110

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

SUPPL

With copy to:
Bank of New York

Re.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sir/Madam,

1. This is to inform that the shareholders representing more than ninety percent (90%) of the share capital of **Duke Energy International, Geração Paranapanema S.A.** ("Company") attended an Extraordinary General Shareholders' Meeting held on October 30th, 2009 in order to resolve on (i) the proposal of distribution of interim dividends based on the Company's financial statement as of June 30th, 2009, as approved at the Board of Directors' Meeting held on August 13th, 2009; and (ii) the ratification of the appointment of Mrs. Andrea Elisabeth Bertone and Angela Aparecida Seixas as members of the Board of Directors of the Company.

2. After the relevant clarifications have been made, the shareholders approved:

(i) the proposal of dividend distribution in the global amount of R$ 78,050,000.00 based on the Company's financial statement as of June 30th, 2009. The distribution of dividends will be paid exclusively to owners of preferred shares on the basis of R$ 1,304257792 per share, as established in article 5 of the Company's By-laws, and no dividends shall be paid to common shares. The preferred shares will

dlw 11/24

Duke Energy International Geração Paranapanema S.A.
JURÍDICO

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

be traded without the right of dividends (*ex-direito* to dividends) as from November 3, 2009. The dividends shall be computed as mandatory dividends of the fiscal year of 2009 and will be paid as from December 30th, 2009 without any monetary correction; and

(ii) the appointment of Mrs. Angela Aparecida Seixas and Andrea Elisabeth Bertone as President of the Board of Directors and member of the Board of Directors of the Company, respectively.

3. On the same date, shareholders representing more than ninety-four percent (94%) of the non-voting preferred shareholders of the Company approved on a Special Preferred Shareholders' Meeting the appointment of Mr. Marcello Joaquim Pacheco as deputy member of Mr. François Morreau as member of the Audit Committee of the Company, due to the resignation of Mr. Luiz Nelson Porto Araujo of his position at such Audit Committee.

We remain at your entire disposal should you need any additional information on the matter.

DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.

By: ____________________
Mickey J. Peters
Financial/Investors' Relationship Officer

Duke Energy International
JURÍDICO
Geração Paranapanema S.A.